6711 Columbia Gateway Drive, Suite 300 Columbia, Maryland 21046-2104 Telephone 443-285-5400 Facsimile 443-285-7650 www.copt.com NYSE: OFC

March 15, 2012

Via EDGAR

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:          File No. 001-14023

Dear Mr. Gordon:

Corporate Office Properties Trust (“COPT” or the “Company”) is writing in response to the letter dated March 7, 2012 received from the Staff of the Securities and Exchange Commission (the “Commission”) regarding COPT’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K” or the “filing”).  The Company’s responses to comments appearing in the letter are set forth below.  For reference, the Staff’s comments expressed in the March 7, 2012 letter, set forth in bold font, precede the Company’s responses.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

Item 2.                     Properties, page 22

1.              In future filings, please break-out or otherwise identify properties in the table that are in your Strategic Disposition portfolio. In addition, please advise whether or not the Strategic Disposition portfolio is included in the average rent and average occupancy data presented in the report.

COPT Response:

In future filings that include an Item 2 Properties table, we will identify properties in the table that are included in our Strategic Reallocation Plan.  With respect to the table in Item 2 of our 2011 Form 10-K, the properties included in our Strategic Reallocation Plan were included in the average rent and average occupancy data presented.

2.              We note in footnote 2 on page 30 that your annualized rental revenue data excludes the effect of lease incentives and that you believe the effect of this exclusion is “generally not material.” In future filings, please quantify the impact of lease incentives on average rental revenue per occupied square foot for your Baltimore/Washington Corridor and Northern Virginia submarkets, any significant submarkets you may have in the future, and your total portfolio.

COPT Response:

In future filings that include an Item 2 Properties table, we will provide disclosure that quantifies the effect of lease incentives on the average rental revenue per occupied square foot of the total portfolio and of the total of each significant segment.

3.              In future filings, to the extent you have a significant construction/redevelopment portfolio, please expand your disclosure to include information regarding anticipated completion dates, costs incurred to date and estimated costs to completion.

COPT Response:

In future filings that include an Item 2 Properties table, to the extent that we have a significant amount of properties under construction or redevelopment, we will expand our disclosure to include information regarding anticipated completion dates, costs incurred to date and estimated costs to completion.

Lease Expirations, page 34

4.              We note that you have a material amount of lease expirations for each of 2012, 2013, 2014 and 2015. We also note your disclosure of the annualized rental revenue of expiring leases per occupied square foot. In future filings, to the extent known by management, please include disclosure that addresses the relationship between rates on leases expiring in the current year and current market rents for this space.

COPT Response:

In future filings that include disclosure of annualized rental revenue of expiring leases in the current and future years, we will, for the then current year, include disclosure regarding the relationship to current market rents for the related space.

Item 7.                     Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 40

5.              We note your disclosure of Same Office Properties occupancy trends. In future filings, please accompany this disclosure with same store average rent trends, as adjusted for leasing incentives.

COPT Response:

In future filings that include disclosure regarding Same Office Properties occupancy trends, we will also include disclosure regarding trends for Same Office Properties average rent per square foot, as adjusted for lease incentives.

Impairment of Long-Lived Assets, page 44

6.              In future filings please disclose and tell us the amount of years you use for your recovery analysis when impairment indicators are present. Tell us how you determined the amount of years to use in your recovery analysis in estimating undiscounted future cash flows to be generated from operations.

COPT Response:

We will disclose in future filings the number of years we use for our recovery analysis when impairment indicators are present.  For long-lived assets to be held and used, we analyze recoverability using the cash flows expected from the operation and eventual disposition of the asset over a ten-year holding period.  If management believes there is a significant possibility that we might dispose of the asset earlier, we use a probability weighted analysis of the various possible holding periods.

Funds from Operations, page 61

7.              We note that you present a “Diluted FFO payout ratio, as adjusted for comparability.” Please advise us why you believe that this measure is more indicative of your ability to sustain your dividend than an FFO or diluted FFO payout ratio. We may have further comment.

COPT Response:

We view diluted FFO payout ratio, as adjusted for comparability as a supplemental measure of our ability to make distributions to investors.  We do not believe this measure is necessarily more indicative of our ability to make distributions to investors than payout ratios associated with FFO or diluted FFO.  In future filings including disclosure of diluted FFO payout ratio, as adjusted for comparability, we will also include disclosure of FFO and diluted FFO payout ratios.

Liquidity and Capital Resources, page 67

8.              In future filings, to the extent management is aware of a known liquidity trend or uncertainty, such as a trend in the company’s payout ratio that indicate a reasonable likelihood of a change in the company’s dividend rate, please include a discussion of such trend or uncertainty.

COPT Response:

In future filings, we will include disclosure regarding known liquidity trends or uncertainties, including those that would indicate a reasonable likelihood of a change in the Company’s dividend rate.

Note 5. Properties, net, page F-21

9.              Please tell us if the impairments recognized within your Strategic Reallocation Plan, or any other impairment indicators, caused you to assess the rest of the properties in your portfolio for impairment (i.e. clarify whether any properties not part of the Strategic Reallocation Plan, other than Fort Ritchie, were assessed for impairment). Tell us the amount of years used to estimate undiscounted future cash flows to be generated from operations where impairment indicators were identified during the past three years.

COPT Response:

In 2009 and 2010, we assessed for impairment operating properties that had projected yields of 5% or less on carrying value.  We also assessed properties with chronic vacancy or other operational problems.

Beginning in 2011, we assessed each of our operating properties for impairment quarterly because we started to maintain updated ten-year cash flow projections and estimated fair values for each of our operating properties.  We update the leasing and other assumptions used in these projections regularly, paying particular attention to properties that have experienced chronic vacancy or face significant market challenges.  For most long-lived assets to be held and used, we analyze recoverability using the cash flows expected from the operation and eventual disposition of each asset over a ten-year holding period.  We also review our plans and intentions for our development projects and land parcels quarterly.  If and when our plans change, we revise our recoverability analyses to use the cash flows expected from the operations and eventual disposition of each asset using holding periods that are consistent with our revised plans.

Prior to 2011, disposition activities were not a significant part of our business. We were an active acquirer and developer of properties that we intended to hold for the long term.  In fact, between 2001 and 2010, we raised only $210 million from property dispositions, averaging only $21 million per year.

In the second quarter of 2011, after a strategic review of our portfolio, we determined that the disposition of non-strategic assets would be a part of our business strategy and, accordingly,

shortened the holding periods for those assets.  We estimated the aggregate sales prices of these assets at approximately $260 million and expected to complete the sales over three years.  The elimination of seven to nine years of operating cash flows for the impaired properties caused their basis to be not recoverable and, accordingly, required the recognition of the impairments.

In the fourth quarter of 2011, as part of our annual strategic planning activities completed under the direction of our new CEO-elect in collaboration with our Board of Trustees, we determined that we would sell additional assets to fund development activities, reduce overall leverage, and to restore and preserve availability under our credit facility.  We also determined that we would dramatically reduce our presence in Colorado Springs and that we would likely never complete the development of two master-planned office parks on land we own in that market.  We estimated the aggregate sales prices of these additional assets to be in excess of $300 million, and we expect to complete the sales over three years.  The elimination of seven to nine years of operating cash flows for the impaired properties caused their basis to be not recoverable and, accordingly, required the recognition of the impairments.

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of the above matters in greater detail, please contact Gregory Thor, Senior Vice President and Controller, at (443) 285-5475 or you may reach me at (443) 285-5500.

Sincerely,

/s/ Stephen E. Riffee

Stephen E. Riffee
Executive Vice President and
Chief Financial Officer

cc:                                William Demarest, Staff Accountant, Securities and Exchange Commission

Tori Lambert, Audit Partner, PricewaterhouseCoopers LLP

Justin W. Chairman, Partner, Morgan, Lewis & Bockius LLP

Gregory J. Thor, Senior Vice President and Controller, Corporate Office Properties Trust